September 8, 2011



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Amended Schedule 13G
	EMS Technologies, Inc.
	As of August 31, 2011

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find an Amended Schedule 13G for the above named company showing a change of beneficial ownership greater than 5% as of August 31, 2011 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:jgh
Enclosures

cc:	Office of the Corporate Secretary
	EMS Technologies, Inc.
	660 Engineering Drive
	Norcross, GA 30092

	Securities Division
	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004


SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No. 10)*


	EMS Technologies, Inc.

	(Name of Issuer)


	Common Stock par value $.01 per share
	(Title of Class of Securities)


	26873N108
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages
CUSIP NO. 26873N108                                 13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (A) ______
                                         (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             	5   SOLE VOTING POWER
         SHARES                                   0
      BENEFICIALLY          	6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    AUGUST 31, 2011                   7  SOLE DISPOSITIVE POWER
        BY EACH                                 0
       REPORTING               	8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

             0

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
                             [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              0%

12  TYPE OF REPORTING PERSON*

            IA
_____________________________________________________________
                *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________
                                            Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          	EMS Technologies, Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

           	660 Engineering Drive
		Norcross, GA 30092


Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock par value $.01 per share


Item 2(e)	CUSIP Number:

          	26873N108


Item 3    	Type of Reporting Person:

		(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940



Page 3 of 5 Pages
Item 4   	Ownership as of August 31, 2011

         (a)  	Amount Beneficially Owned:

              	0 shares of common stock beneficially owned including:

                                                   No. of Shares
             	 Eagle Asset Management, Inc.        0

          (b)  	Percent of Class:                     0%


         (c)	Deemed Voting Power and Disposition Power:

              	(i)           (ii)       	(iii) 		(iv)
              	                                		Deemed        	Deemed
              	Deemed          Deemed  	to have 		to have
              	to have           to have        	Sole Power   	Shared Power
              	Sole Power    Shared Power   	to Dispose    	to Dispose
              	to Vote or      to Vote or     	or to         		or to
              	to Direct        to Direct     	Direct the    	Direct the
              	to Vote          to Vote        	Disposition   	Disposition

Eagle Asset     0       	     ----           	0      	                   ----
Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                          (_X_)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which
		Acquired the Security Being Reported on by the Parent Holding
		Company:

              	 N/A

Page 4 of 5 Pages
Item 8   	Identification and Classification of Members of the Group:  N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         		Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2011             	EAGLE ASSET MANAGEMENT, INC.



                                   		__________________________________
                                   		Damian Sousa
                                        	Vice President
                                   		Chief Compliance Officer















Page 5 of 5 Pages